EXHIBIT 3.1

ALLEGIANT TRAVEL COMPANY
AMENDMENT TO BY-LAWS
October 17, 2007

Section 2.1 of the By-Laws of the corporation is hereby amended by adding the following at the end thereof:

Any shares of the Company’s Common Stock and any other class of stock designated by resolution of the Board of Directors of the corporation may be recorded on the books of the corporation or its transfer agent as uncertificated shares; provided, however, that no shares represented by a certificate may be uncertificated until and unless such certificate is surrendered to the corporation or its transfer agent. Every holder of shares of stock in the corporation shall be entitled to have a stock certificate signed by, or in the name of, the corporation.